Exhibit 99.9
Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR)

18 March 2020

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Rio Tinto Equity Incentive Plan 2018 (EIP)
Bonus Deferral Awards and Performance Share Awards

The Remuneration Committee has approved a 50% deferral of the 2019 annual bonus for members of the Executive Committee to be delivered as a Bonus Deferral Award (BDA). Grants of BDA are made under the EIP over either Rio Tinto plc shares or Rio Tinto Limited shares (shares). The number of shares granted as a BDA was calculated using the five day average price of shares up to 13 March 2020. These awards will vest on the basis of service at 1 December 2022.

Performance Share Awards (PSA) are granted under the EIP and provides participants with the conditional right, subject to performance conditions being met, to receive shares. The number of shares comprised in the PSA is determined using the average share price for the year immediately preceding the commencement of the relevant performance period. As advised in the Rio Tinto 2019 Annual report, published on 27 February 2020, these values are £43.43 in the case of Rio Tinto plc shares and A$94.22 in the case of Rio Tinto Limited shares. The awards granted in 2020 will be measured against the Total Shareholder Return performance conditions after five years (as at the end of 2024). The level of PSA granted is as advised on page 123 (Jean-Sébastien Jacques and Jakob Stausholm) and 127 (all others named below) of the 2019 Annual report.

The following PDMRs were awarded the following share awards on 16 March 2020:

	Rio Tinto plc		Rio Tinto Limited
PDMR	No. of shares awarded as BDA (calculated using a price of £32.43 per share)	No. of shares awarded as PSA (calculated using a price of £43.43 per share)	No. of shares awarded as BDA (calculated using a price of A$81.11 per share)	No. of shares awarded as PSA (calculated using a price of A$94.22 per share)
Baatar, Bold	9,329	53,272	-	-
Barrios, Alfredo	8,724	53,236	-	-
Jacques, Jean-Sébastien	26,234	115,049	-	-
Salisbury, Christopher	-	-	6,819	41,989
Soirat, Arnaud	10,920	53,272	-	-
Stausholm, Jakob	13,454	74,711	-	-
Trott, Simon	9,615	52,838	-	-

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404